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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

FiberTower Corporation
(Name of Issuer)
Common Stock, par value $.001 per share
(Title of Class of Securities)
31567R100
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	31567R100

1	NAMES OF REPORTING PERSONS Eric Semler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		11,959,025

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,959,025

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,959,025

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.2%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	31567R100

1	NAMES OF REPORTING PERSONS TCS Capital GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		11,625,025

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,625,025

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	11,625,025

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	8.0%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

SCHEDULE 13G
This Amendment No. 4 (“Amendment”) to Schedule 13G (the “Schedule 13G”), relating to shares of common stock, par value $0.001 per share (the “Common Stock”), of FiberTower Corporation, a Delaware corporation (the “Issuer”), is being filed on behalf of TCS Capital GP, LLC, a Delaware limited liability company (“TCS GP”) and Eric Semler the principal of TCS GP and TCS Select GP, LLC (“TCS Select GP”).
The Amendment relates to (A) shares of Common Stock of the Issuer purchased by Eric Semler and TCS GP for the accounts of (i) TCS Capital, L.P., a Delaware limited partnership (“TCS Capital”), (ii) TCS Capital II, L.P., a Delaware limited partnership (“TCS Capital II”), and (iii) TCS Capital Investments, L.P., a Cayman Islands exempted limited partnership (“TCS Offshore”); and (B) shares of Common Stock of the Issuer purchased by Eric Semler and TCS Select GP for the account of TCS Select, L.P. a Delaware limited partnership (“TCS Select”). TCS Capital holds 619,086 shares of the Common Stock, TCS Capital II holds 3,792,903 shares of the Common Stock, TCS Offshore holds 7,213,036 shares of the Common Stock, and TCS Select holds 334,000 shares of the Common Stock. TCS GP acts as general partner to each of TCS Capital, TCS Capital II and TCS Offshore; TCS Select GP acts as general partner to TCS Select; and Mr. Semler, as manager of TCS GP and TCS Select GP, controls the investment decisions of TCS GP and TCS Select GP.
This Amendment is being filed to amend and restate Item 4 as follows:
Item 4 Ownership.
(a)
TCS GP (as the general partner of TCS Offshore, TCS Capital II and TCS Capital) is the beneficial owner of 11,625,025 shares of Common Stock, and Eric Semler (as the principal of TCS GP and TCS Select GP) is the beneficial owner of 11,959,025 shares of Common Stock.

(b)
TCS GP is the beneficial owner of 8.0% of the outstanding shares of Common Stock and Eric Semler is the beneficial owner of 8.2% of the outstanding shares of Common Stock. These percentages are determined by dividing 11,625,025 and 11,959,025, respectively, by 146,085,951, the number of shares of Common Stock issued and outstanding as of October 31, 2007, as reported by the Issuer in a Form 10-Q filed with the Commission on November 14, 2007.

(c)
As the general partner of TCS Offshore., TCS Capital II and TCS Capital, TCS GP has the sole power to vote and dispose of the 11,625,025 shares of Common Stock beneficially owned by it. As the principal of TCS GP and TCS Select GP, Eric Semler has the sole power to vote and dispose of the 11,959,025 shares of Common Stock beneficially owned by him.

Exhibits Exhibit 1
Joint Filing Agreement between TCS Capital GP, LLC and Eric Semler.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

TCS Capital GP, LLC

By:	/s/ Eric Semler Name: Eric Semler
Title: Managing Member

/s/ Eric Semler

Eric Semler

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